Exhibit 8.2
[LETTERHEAD OF LUSE GORMAN POMERENK & SCHICK, P.C.]
(202) 274-2000
July 26, 2007
Board of Directors
Northfield Bancorp, Inc.
1731 Victory Boulevard
Staten Island, New York 10314-3598
     Re:           Federal Income Tax Opinion Relating to Gifting Stock to a Private Foundation
Ladies and Gentlemen:
     We are writing to opine on the Federal income tax implications of Northfield Bancorp, Inc. (the “Company”) contributing a portion of its soon to be issued stock to a new private foundation and on the qualified status of the private foundation under Section 501(c)(3) of the Internal Revenue Code.
     The Board of Directors of the Company has adopted a stock issuance plan (“Stock Issuance Plan”) which provides that the Company may establish a charitable foundation. The Board of Directors of the Company has decided to establish a non-stock corporation under Delaware law as a private foundation (the “Foundation”) completely dedicated to providing financial support for charitable causes (as described in Code Section 501(c)(3)) within Northfield Bank’s (the “Bank”) market area. The Company will donate to the Foundation, concurrent with the consummation of the stock issuance, common stock of the Company representing two percent (2%) of the outstanding shares of common stock (including shares issued to Northfield Bancorp, MHC), or from 640,016 shares at the minimum of the valuation range to 995,789 shares at the super-maximum of the valuation range, and having an initial market value of $6,400,160 at the minimum of the valuation range and $9,957,890 at the super-maximum of the valuation range. In accordance with federal law, the Foundation will pay par value, or $0.01 per share, for the common stock. The cash utilized by the Foundation to pay the par value of the shares will be contributed to the Foundation by the Bank immediately prior or contemporaneously with the Company’s contribution. Accordingly, the Bank’s contribution will be at least between $6,400 and $9,957, respectfully, at the minimum and maximum of the offering range. In addition, the Company intends to contribute up to three million dollars in cash to the Foundation.
     A private foundation is an organization organized exclusively for religious, charitable, scientific, or educational purposes, but only if no part of its earnings inures to any private shareholder or individual and no part of its activities include lobbying or political activities. If all the requirements of Code Section 501(c)(3) are met, a private foundation, like a public charity, will be exempt from federal income tax.
     The Foundation will be governed by its certificate of incorporation. In order to obtain tax exempt status under Code Section 501(c)(3), the Foundation’s certificate of incorporation must contain certain clauses that are designed to ensure that it is organized for charitable purposes and that its assets and earnings will be used for such purposes (the “organization test”). The certificate also must include specific language regarding private foundation status, pursuant to Code Section 508(e). In a letter dated July 26, 2007, the Company made certain representations in connection with this opinion, which representations are incorporated herein by this reference. It is understood and agreed that we are relying

Northfield Bancorp, Inc.
July 26, 2007

on these representations in rendering the opinions contained herein. It has been represented that the required language will be included in the Foundation’s certificate of incorporation to meet the organizational test under Code Section 501(c)(3) and the requirements of Code Section 508(e). It has been represented that the certificate of incorporation will be filed with the state and a copy will be attached to the Foundation’s Form 1023, Application for Recognition of Exemption under Section 501(c)(3) of the Internal Revenue Code, which will be timely filed with the Internal Revenue Service (“IRS”). It has also been represented that the Foundation will adopt bylaws that will set forth rules governing its internal affairs, such as the selection of directors.
     The basic federal income tax on a private foundation is two percent of the Foundation’s net investment income. An annual return must be filed and any tax due paid. In order to avoid liability for additional excise taxes, the Foundation must refrain from participating in certain activities. For instance, a private foundation is restrained from making expenditures related to lobbying, election campaigns or voter registration. A private foundation is generally restricted in its ability to make grants to organizations other than public charities, and it cannot make grants to individuals unless it is pursuant to a non-discriminatory program approved in advance by the IRS.
     In addition, the Foundation is precluded from participating in any self-dealing transactions with disqualified persons. Foundation managers and substantial contributors are disqualified persons. Substantial contributors include persons who contribute an aggregate amount of more than $5,000 to the foundation, if such amount exceeds two percent of the total contributions and bequests received by the Foundation before the close of the Foundation’s tax year in which the contributions are received. For these purposes, the Company will be a substantial contributor.
     Further, the Foundation will be prohibited from retaining certain “excess business holdings,” including any interest in the Company, which, when aggregated with the interests of disqualified persons, would exceed twenty percent (20%) of the interests in the Company. However, pursuant to Code Section 4943(c)(2)(C), the Foundation will not have excess business holdings if its holdings do not exceed two percent (2%) of the voting power and two percent (2%) of the value of all outstanding shares of all classes of stock of the Company. Accordingly, the Foundation may not hold more than two percent (2%) of the Company’s outstanding stock. The shares contributed by the Company to the Foundation will equal two percent (2%) of the Company’s outstanding stock. Accordingly, the Foundation will not be considered to have “excess business holdings” as the result of its acquisition of the Company’s common stock. However, the Foundation managers must continue to monitor the holdings of the Foundation in the event that the Company engages in any stock buy-back programs.
Charitable Contribution Deduction.
     Code Section 170(a) provides, subject to certain limitations, a deduction for contributions and gifts to or for the use of organizations described in Code Section 170(c), payment of which is made within the taxable year. The Foundation will be a private foundation created for charitable and educational purposes. Contributions to the Foundation will be deductible as charitable contributions for federal income tax purposes.
     Where a charitable contribution is made in property other than money, Treasury Regulation Section 1.170A-1(c) provides that the amount of the deduction is the fair market value of the property at the time of the contribution. The fair market value of the property is the price at which the property would change hands between a willing buyer and seller.

Northfield Bancorp, Inc.
July 26, 2007

     Code Section 170(e) provides a reduction in the amount of charitable contributions of certain property to private foundations. Treasury Regulation Section 1.170A-1(a) provides, in general, that the value of the contribution must be reduced by the amount of gain that would have been recognized if the property had been sold at its fair market value at the time of the contribution. Thus, the amount of deduction is generally limited to the taxpayer’s basis in the property.
     Code Section 1032 provides that no gain or loss is recognized to a corporation on the receipt of money or other property in exchange for stock (including treasury stock) of such corporation. Thus, no gain is recognized if the Company sells its stock at its fair market value.
     Rev. Rul. 75-348, 1975-2 C. B. 75, holds that a corporation that pledges to sell shares of its common stock at a specified price to a tax exempt organization is entitled to a charitable contribution deduction, in the taxable year the pledge is exercised, for the excess of the fair market value of the shares on the date of the exercise over the exercise price. The Revenue Ruling discuses the interplay of Code Section 1011(b), relating to bargain sales of property sold to a charitable organization, and Code Section 1032. It makes the analogy that Code Section 1011(b) is inapplicable since under Code Section 1032 no gain would be recognized. Accordingly, the contribution does not have to be reduced by the potential gain if the stock had been sold.
     In our opinion, the Company should be entitled to a charitable contribution deduction equal to the cash contributed to the Foundation. If the Company and the Bank will file a consolidated tax return, the Company will also be entitled to a charitable contribution deduction for the amount of cash contributed by the Bank to the Foundation. The Company will also be entitled to a charitable deduction equal to the excess of the fair market value of the shares of Company stock contributed to the Foundation over the amount paid by the Foundation for the Company stock. Code Section 170(e) will not be applied to reduce the deduction available to the Company by the amount of gain that would have been recognized if the stock had been sold at its fair market value, because, under Code Section 1032, no gain would have been recognized by the Company on such sale.
     Code Section 170(b)(2) limits the charitable contribution deduction in a year to ten percent (10%) of taxable income computed without the charitable contribution, certain special deductions, net operating loss carrybacks and capital loss carrybacks.
     Code Section 170(d)(2) allows the taxpayer to carryover the excess contribution to each of the five succeeding years, subject to the ten percent (10%) limitation. Accordingly, the Company has six (6) years in which to use the charitable contribution in its Federal income tax returns.
     Based upon the assumption that Bank and Company will join in a consolidated Federal income tax return with taxable income before charitable contributions as indicated above, the application of the

Northfield Bancorp, Inc.
July 26, 2007

limitations of Code Section 170(b)(2) should be as set forth in the three tables below at the minimum, maximum and super-maximum of the offering range, respectively:1
Minimum of the Offering Range

					Maximum
					Deductible
					Charitable
				Taxable Income	Contributions
			Total	Before	10% of Taxable
	Contribution	Annual	Contribution	Contribution	Income before	Contribution
Year	to Foundation	Contributions	Expense	Expense	Contributions	Carryforward
2007	$9,400,160	$350,000	$9,750,160	$18,811,971	$1,881,197	$7,868,963
2008	0	75,000	75,000	17,162,328	1,716,233	6,227,730
2009	0	78,750	78,750	19,067,941	1,906,794	4,399,686
2010	0	82,688	82,688	19,981,339	1,998,134	2,484,240
2011	0	86,822	86,822	20,940,405	2,094,041	477,021

2012	0	91,163	91,163	21,947,426	2,194,743	-1,626,559

			$10,164,582	$117,911,411	$11,791,141

Total Allowable Deduction (2007 through 2012)						$11,791,141
Amount Not Used						-1,626,559
Total Deduction Taken						10,164,582

Maximum of the Offering Range

					Maximum
					Deductible
					Charitable
				Taxable Income	Contributions
			Total	Before	10% of Taxable
	Contribution	Annual	Contribution	Contribution	Income before	Contribution
Year	to Foundation	Contributions	Expense	Expense	Contributions	Carryforward
2007	$11,659,040	$350,000	$12,009,040	$19,454,029	$1,945,403	$10,063,637
2008	0	75,000	75,000	19,903,672	1,990,367	8,148,270
2009	0	78,750	78,750	21,943,559	2,194,356	6,032,664
2010	0	82,688	82,688	22,985,736	2,298,574	3,816,778
2011	0	86,822	86,822	24,080,023	2,408,002	1,495,598

2012	0	91,163	91,163	25,229,024	2,522,902	-936,142

			$12,423,462	$133,596,043	$13,359,604

Total Allowable Deduction (2007 through 2012)						$13,359,604
Amount Not Used						-936,142
Total Deduction Taken						12,423,462

[1]	The information in the tables on “Taxable Income Before Contribution Expense” was provided by the Bank and was calculated from information in the business plan prepared by Keller & Company, Inc. at the mid-point of the offering range.

Northfield Bancorp, Inc.
July 26, 2007

Super Max of the Offering Range

					Maximum
					Deductible
					Charitable
				Taxable	Contributions
			Total	Income Before	10% of Taxable
	Contribution	Annual	Contribution	Contribution	Income before	Contribution
Year	to Foundation	Contributions	Expense	Expense	Contributions	Carryforward
2007	$12,957,890	$350,000	$13,307,890	$19,810,213	$1,981,021	$11,326,869
2008	0	75,000	75,000	21,707,447	2,170,745	9,231,124
2009	0	78,750	78,750	23,824,541	2,382,454	6,927,420
2010	0	82,688	82,688	24,940,768	2,494,077	4,516,031
2011	0	86,822	86,822	26,112,807	2,611,281	1,991,572

2012	0	91,163	91,163	27,343,447	2,734,345	-651,610

			$13,722,312	$143,739,223	$14,373,922

Total Allowable Deduction (2007 through 2012)						$14,373,922
Amount Not Used						-651,610
Total Deduction Taken						13,722,312

     As can be seen in the tables, in each instance, the entire charitable contribution can be fully deducted, for federal income tax purposes, in five years.
Self-Dealing.
     Code Sec. 4941 imposes an excise tax on acts of self-dealing between a “disqualified person” and a private foundation. Generally, Code Section 4946(a) defines a “disqualified person” as someone who manages the foundation (a “foundation manager”) or who has contributed a significant amount to the foundation (a “substantial contributor”) and includes certain family members, businesses, and other entities related to a foundation manager or a substantial contributor. Code Sec. 507(d)(2) defines a substantial contributor as any person who contributes an aggregate amount of more than $5,000 to the private foundation if that amount is greater than two percent (2%) of the total contributions and bequests received by the foundation before the end of the foundation’s tax year. Virtually all of the Foundation’s contributions will be received from the Company. Accordingly, the Company will be a disqualified person immediately after the contribution of its stock.
     An act of self-dealing includes, among other things, a sale or exchange of property between a private foundation and a disqualified person. It is immaterial that the Foundation actually derives a benefit from the self-dealing transaction. Therefore, while disqualified persons may make gifts to private foundations, foundations are precluded from engaging in most other transactions with disqualified persons. In the present case, the Company will contribute to the Foundation up to two percent (2%) of the Company’s outstanding shares of common stock (including shares issued to Northfield Bancorp, MHC). However, pursuant to Delaware law, the Foundation is required to “purchase” these shares for their par value, with the excess of the fair market value of the shares over the par value considered a contribution by the Company to the Foundation. Such a purchase could be considered a bargain sale between the Foundation and the Company and an act of self-dealing under Code Section 4941 if the Company is a disqualified person at the time of the bargain sale.

Northfield Bancorp, Inc.
July 26, 2007

     Under Treasury Regulation Section 53.4941(d)-1, an act of self-dealing does not arise, however, in connection with a transaction between a private foundation and a disqualified person where the disqualified person status is attained only as a result of such transaction. The Bank will not be considered a substantial contributor as the result of cash contribution between $6,400 and $9,957 (between the minimum and super-maximum of the offering range) that the Foundation will use to pay the Company the par value of the Company common stock. Although the Bank contribution will exceed $5,000, it will not be in excess of two percent (2%) of the total contributions and bequests received by the Foundation before the end of the Foundation’s tax year. The Company will be a substantial contributor, however, as the result of its contribution of three million dollars in cash and between $6,400,160 and $9,957,890 in Company common stock (at the minimum and super-maximum of the offering range), for which the Foundation will pay the par value, as required under federal law. The Company will only become a disqualified person as a result of the Company’s contribution of its common stock. Therefore, the Foundation’s payment to the Company of the par value for the shares will not be considered an act of self-dealing because the Company is not a disqualified person at the time of such payment.
     The opinions expressed above are rendered only with respect to the specific matters discussed herein and we express no opinion with respect to any other federal or state income tax or legal aspect of the transaction. If any of the above-stated facts, circumstances, or assumptions are not entirely complete or accurate, it is imperative that we be informed immediately because the inaccuracy or incompleteness could have a material effect on our conclusions. In rendering our opinion, we are relying upon the relevant provisions of the Internal Revenue Code of 1986, as amended, the regulations thereunder, and judicial and administrative interpretations thereof, which are subject to change or modification by subsequent legislative, regulatory, administrative or judicial decisions. Any such changes also could have an effect on the validity of our opinion.
     We hereby consent to the filing of the opinion as an exhibit to the Company’s Registration Statement on Form S-1 as filed with the SEC and the Company’s Form MHC-2 Application for Approval of a Minority Stock Issuance by a Subsidiary of a Mutual Holding Company as filed with the Office of Thrift Supervision. We also consent to the references to our firm in the Prospectus contained in the Form S-1 and the Form MHC-2 under the caption “Legal and Tax Matters.”

Very truly yours,
/s/ Luse Gorman Pomerenk & Schick, P.C.
Luse Gorman Pomerenk & Schick, P.C.